EXHIBIT 10.2

March 23, 2012

Darrell van Ligten
[Address]

RE: Relocation to Ohio

Dear Darrell:

The Wendy's Company (“Wendy's” or the “Company”) is moving many of the positions currently in the Atlanta Support Center to the Company headquarters in Dublin, Ohio. Consequently, your work situs is being relocated outside the Atlanta, Georgia greater metropolitan area, and as a result there exists a “triggering event,” as defined in the January 28, 2009 letter agreement entered into by you and The Wendy's/Arby's Group, Inc. (the “Agreement”). In order to obtain your consent to the foregoing and to relieve the Company fully of all its payment obligation in connection with the relocation of your work situs to Dublin, Ohio constituting a triggering event under the Agreement, the Company is willing to provide you the following consideration, subject to your agreement to the terms and conditions described in this letter.

Provided you elect to move to Ohio and in fact relocate on or before June 1, 2012 (“the Move Date”), the Company shall pay you a lump sum payment of $850,000 on or before June 8, 2012, subject to applicable taxes. If you resign your employment within two years of receiving this cash award or if your employment is terminated with cause (as that term is defined in the January 28, 2009 letter agreement) by the Company within two years of your receiving the cash award, you would be required to pay back the amount of the award net of taxes on a prorated 24 month basis. The prorated repayment amount will be computed by multiplying $850,000 net of taxes by a fraction, the numerator of which is the number of whole fiscal months remaining between your termination date and the two year anniversary of your receipt of the cash award, and the denominator of which is 24. If the Company does not renew the Agreement or offer to continue your employment or you remain employed by the Company for two years after receiving the cash award, you would not have to pay back any of the cash award.

If the Company terminates your employment without cause (as that term is defined in the January, 28, 2009 letter agreement) within two years of your receiving your cash award, the Company agrees to provide you relocation, with benefits equal to the current Company policy, to Atlanta as well as any other benefits or payments you are entitled to under the January 28, 2009 letter agreement.

In exchange for the consideration described above, you consent to a relocation to Ohio and you will begin working full time in Ohio at the Company's request but no sooner than June 1, 2012. You also hereby agree that you will not assert that a triggering event has occurred under the January 28, 2009 letter agreement due to you being required to relocate to Ohio. In addition you agree that the letter agreement will be modified by removing the words “Atlanta, Georgia” from Section 2(d)(iv) and replacing them with the words “Dublin, Ohio or Columbus, Ohio.” No other terms or conditions of the January 28, 2009 letter agreement will change and both parties hereby acknowledge that the January 28, 2009 letter agreement remains in full force and effect. None of the payments made under this retention agreement will be used to calculate or offset any of the payments due, or that otherwise may become due (e.g. will not be used to calculate any severance that may be due) under the January 28, 2009 letter agreement, nor will they be taken into account in determining the amount of any other Company provided benefit.

The payment of any amounts under this Agreement is conditioned upon and subject to your execution of a release which will become effective and non revocable prior to the Move Date.

The obligations of the parties hereunder shall be subject in all respects to the provisions of the attached Annex A, regarding matters subject to Section 409A.

This Agreement may only be modified, amended, suspended or terminated by a written instrument executed by both parties. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflict of laws principles thereof. This Agreement shall not constitute a guarantee of continued employment.

Sincerely,

/s/ Clete McGinty

Clete McGinty
Chief People Officer

Acknowledged and agreed to:	Date:

/s/ Darrell van Ligten	4/27/2012
Darrell van Ligten
Please maintain a copy for your records.

Annex A

1.Section 409A.
(a)The intent of the parties is that payments and benefits under the attached letter agreement (the “Agreement”) comply with or be exempt from Section 409A and the regulations and guidance promulgated thereunder and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith For purposes of this Annex A references to the “Executive” shall refer to the individual who is party to the Agreement.

(b)A termination of employment shall not be deemed to have occurred for purposes of any provision of the Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of the Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If the Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered “deferred compensation” under Section 409A (whether under the Agreement, any other plan, program, payroll practice or any equity grant) and is due upon the Executive's separation from service, such payment or benefit shall not be made or provided until the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” of the Executive, and (B) the date of the Executive's death (the “Delay Period”) and the shall hereby be deemed amended accordingly. Upon the expiration of the Delay Period, all payments and benefits delayed (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Executive in a lump sum and any remaining payments and benefits due under the Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c)All expenses or other reimbursements paid pursuant to the Agreement that are taxable income to the Executive shall in no event be paid later than the end of the calendar year next following the calendar year in which the Executive incurs such expense or pays such related tax. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, of in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated without regard to expenses reimbursed under any arrangement covered by Internal Revenue Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of the Executive's taxable year following the taxable year in which the expense occurred

(d)For purposes of Section 409A, the Executive's right to receive any installment payments pursuant to the Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.